                                                                         ANNEX A

                              SHERIDAN ENERGY, INC.
                            1000 LOUISIANA, SUITE 800
                              HOUSTON, TEXAS 77002

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about August 31, 1999 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sheridan Energy, Inc. (the "Company") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Common Stock") at the close of business on or about August 31, 1999. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Calpine Corporation, a Delaware corporation (the "Parent") to a majority of the seats on the Board of Directors of the Company (the "Board").

         On August 25, 1999, the Company, the Parent and CPN Sheridan, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of the Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which (i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for the issued and outstanding Fully Diluted Shares (as defined below) of the Common Stock (the "Shares") at a price per Share of $5.50 net to the seller in cash, and (ii) following consummation of the Offer and subject to certain conditions, the Purchaser will merge with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent. The Merger Agreement requires the Company, promptly upon the acceptance for payment of, and payment by the Purchaser in accordance with the Offer for, Shares pursuant to the Offer constituting at least a majority of the issued and outstanding Fully Diluted Shares of Common Stock, to take all actions necessary to cause the Parent's designees to be elected to the Board under the circumstances described therein. See Section 1.3 of the Merger Agreement entitled "Directors."

         You are urged to read this Information Statement carefully. You are not, however, required to take any action.

         Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 31, 1999. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 28, 1999, unless the Offer is extended.

         The information contained in this Information Statement concerning the Parent, the Purchaser and the Parent's designees has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

         The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 25, 1999, there were 6,733,770 Shares outstanding, 725,500 Shares authorized for issuance pursuant to the exercise of outstanding stock options and 150,000 Shares authorized for issuance pursuant to the exercise of outstanding Warrants. The Board currently consists of seven members. Each director holds office until the next Annual Meeting of stockholders and until his successor is duly elected and qualifies, or until such director's earlier resignation or removal. In accordance with a shareholders' agreement entered into between the Company and Enron Capital & Trade Resources Corp. ("ECT") in 1997, ECT was given the right to require the Company to name two ECT designees to the Board. ECT made such request in 1998 and as a result, the Board increased the size of the Board of Directors from five to seven members and elected Messrs. Childers and Dunn to serve until the Annual Meeting. At the 1999 Annual Meeting of Stockholders, Messrs. Childers and Dunn, together with the other members of the Board, were elected by the stockholders to serve for a period of one year or until their successors are duly elected and qualified.

         ECT beneficially owns (see "Security Ownership of Certain Beneficial Owners and Management") 1,139,556.25 shares of the Company's Series A Preferred Stock ("Preferred Stock"). Although such Preferred Stock will not be purchased in the Offer, the Minimum Condition (as defined below) shall cause a "change of control" under the terms of the Preferred Stock and, pursuant to a certain stockholders agreement entered into between the Purchaser, ECT and others (the "Stockholders Agreement"), the shares of Preferred Stock will be purchased by the Purchaser after consummation of the Offer at a price of $10.10 per share. Additionally, pursuant to the Stockholders Agreement, the Warrants beneficially owned by ECT will be canceled prior to the Merger.

RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

         The Merger Agreement provides that, effective upon acceptance for payment by Purchaser of a majority of the Shares tendered, assuming the exercise of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company would be obligated to issue thereon (the "Fully Diluted Shares"), pursuant to the Offer (the "Minimum Condition"), the Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (a) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) and (b) the percentage that the number of Shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Fully Diluted Shares outstanding. The Company has agreed that it will take all action necessary to cause the Parent's designees to be elected or appointed to the Company's Board, including, without limitation, increasing the number of directors or seeking and accepting resignations of incumbent directors, or both; provided that, prior to the Effective Time, the Company's Board shall always have one member who is neither a designee nor an affiliate of the Parent or the Purchaser nor an employee of the Company (the "Independent Director"). If the number of Independent Directors is reduced below one for any reason prior to the Effective Time, the departing Independent Director shall be entitled to designate a person to fill such vacancy. No action proposed to be taken by the Company (a) to amend or terminate the Merger Agreement or the certificate of incorporation or by-laws of the Company or (b) waive any action required to be taken by the Parent or the Purchaser under the Merger Agreement or any rights of the Company under the Merger Agreement shall be effective without the approval of the Independent Directors. At such times, the Company will use its best efforts to cause individuals designated by the Parent to constitute the same percentage as such individuals represent on the Company's Board of (x) each committee of the Board,
(y) each board of directors of each subsidiary and (z) each committee of each such board.

         The Company's obligation to appoint the Parent's designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The Company is obligated to promptly take all actions required to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1.

         It is anticipated that the Parent's designees may assume office at any time following the purchase, which cannot be earlier than September 28, 1999, by the Purchaser of a majority of the Fully Diluted Shares pursuant to the Offer.

Upon accepting for payment at least a majority of the Fully Diluted Shares, the Company anticipates that, upon assuming office, the Parent's designees will constitute at least a majority of the Board. PARENT'S DESIGNEES

         Parent has informed the Company that it will choose its designees from the directors and executive officers listed in Schedule I to the Purchaser's Offer to Purchase dated August 31, 1999 (the "Offer to Purchase"), a copy of which is being mailed to the Company's stockholders together with this Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference. The business address of Purchaser is c/o Calpine Corporation, 50 West Fernando Street, San Jose, California 95113.


                            DIRECTORS OF THE COMPANY

         The following table sets forth each current director's name, age as of August 31, 1999, principal occupation and employment for the past five years, offices held with Sheridan and the date he first became a director. The business address of each of the directors is 1000 Louisiana, Suite 800, Houston, Texas 77002.

                                                    Position, Principal Occupation, Business               Director
     Name                     Age                      Experience and Directorships Held                   Since(1)
     ----                     ---    --------------------------------------------------------------------  --------
B. A. Berilgen                 51    Mr. Berilgen is currently President and Chief Executive Officer of     1997
                                     the Company. He joined the Company in June 1997. Prior thereto he was Vice-President  and Chief Technical Officer with Forest Oil
                                     Company, a position he held from  January to June 1997. From 1992 to January 1997, he was Vice President of Operations in charge of field operations, reservoir engineering and domestic and
                                     international development, exploration and acquisition functions.

Jonathan P. Carroll            37    Mr. Carroll has served on the Board since the merger (the              1997
                                     "Merger") of the Company with TGX Corporation ("TGX") in 1997. He is currently President of a privately owned investment management company. He was previously President of Enserch Energy Services,
                                     Inc., and from 1991 until 1995, President and CEO of DGS Holdings
                                     Corp., an oil and gas marketing company. He has also served as a
                                     Vice  President at Manufacturers Hanover Bank and Head Trader in
                                     the Capital Markets Group of First Interstate Bank, Ltd.

W. Craig Childers(2)           50    Mr. Childers has been a Director of the Company since February         1998
                                     1998. He was a Principal in Canberras Energy Associates from
                                     January 1, 1993 through May 15, 1994. Mr. Childers was Vice
                                     President of Enron Capital & Trade Resources from May 1994 through January 1998 and has been a Managing Director of the same company since January 1998.


D. Bradley Dunn(2)             35    Mr. Dunn is a Vice President of ECT and has held various positions     1998
                                     with ECT since September of 1994. Prior to this Mr. Dunn worked as a Petroleum Engineer with Delhi Gas Pipeline Corporation and
                                     Mobil Oil Corporation.

                                                    Position, Principal Occupation, Business               Director
     Name                     Age                      Experience and Directorships Held                   Since(1)
     ----                     ---    --------------------------------------------------------------------  --------
Michael A. Gerlich             45    Mr. Gerlich has been Vice President and Chief Financial Officer        1997
                                     of the Company since the Merger, and was elected Secretary in
                                     May 1998. He was elected Vice President and Chief Financial
                                     Officer of TGX in December 1994. In April 1997 he was
                                     appointed interim President. From January 1993 until joining
                                     TGX, he owned and managed Chalk Hill Resources, Inc., an
                                     independent oil and gas investing and financial consulting company. Prior thereto, he was Executive Vice President from
                                     January 1989 to December 1992 and Vice President of Finance
                                     from May 1982 to December 1988 for Trinity Resources, Inc., an independent public oil and gas company.

David H. Scheiber              40    Mr. Scheiber has been a principal of Cana Capital, LLC, a private      1995
                                     investment company, since September 1992. From April 1996
                                     through May 1997, Mr. Scheiber was a principal of Chesapeake
                                     Bay Investors, L.L.C., a registered investment advisor in
                                     Baltimore, Maryland. From September 1991 to August 1992, Mr.
                                     Scheiber was affiliated with Monitor Company, Inc., a
                                     management consulting firm headquartered in Boston,
                                     Massachusetts, as manager of its bankruptcy practice. From
                                     April 1997 until December 1997 Mr. Scheiber was a member of the Board of Directors of Tuneup Masters, Inc.


Jeffrey E. Susskind            45    Mr. Susskind is engaged in personal investments and is an              1992
                                     investment consultant. For the five years prior to 1999 he was a principal of Strome, Susskind Investment Management,
                                     L.P., an investment management company in Santa Monica,
                                     California.

(1)      Includes time served as a director of TGX.
(2) If ECT's beneficial ownership of Common Stock falls below 14%, ECT's right to designate directors reduces to one and, upon a further reduction below 7%, ECT no longer retains the right to designate a director. At such times, one or more of the ECT designees will resign from the Board.

                       MEETINGS OF THE BOARD OF DIRECTORS
                                 AND COMMITTEES

         Twelve meetings of the Board were held in the last fiscal year ended December 31, 1998. No incumbent director attended fewer than 75% of the meetings of the Board held in the last fiscal year after his election as a Director.

         The Board has a standing Audit Committee which met one time during 1998. The Audit Committee consists of Messrs. Carroll, Scheiber and Dunn. The Audit Committee assists the Board in fulfilling its fiduciary responsibilities with respect to the accounting policies and reporting practices of the Company and the sufficiency of the audits of all Company activities. It is the Board's agent in ensuring the integrity of financial reports of the Company, and the adequacy of disclosures to shareholders. The Audit Committee is the focal point for communication between the directors, the independent accountants and management as their duties relate to financial accounting, reporting, and controls.

         The Board has a standing Compensation Committee which met four times during the last fiscal year, and consists of Messrs. Carroll, Childers and Susskind. During the year, the Compensation Committee consulted with management regarding the compensation and benefits that are provided to the directors, officers and employees of the Company.

         The Board has a standing Executive Committee which did not meet during the last fiscal year. The Executive Committee is authorized to exercise all of the powers of the Board of Directors except those not permitted by the

Delaware General Corporation Law. In 1998, the Executive Committee consisted of Messrs. Susskind, Berilgen and Gerlich.

                       COMPENSATION COMMITTEE INTERLOCKS
                            AND INSIDER PARTICIPATION

         No non-employee director is or has been an officer or employee of the Company or had any relationship requiring disclosure pursuant to Item 404 of the Regulation S-K promulgated by the Commission. No executive officer of the Company served as a member of the compensation committee (or other board committee performing similar functions or, in the absence of any such committee, the entire board of directors) of another corporation, any of whose executive officers served on the Company's Compensation Committee. No executive officer of the Company served as a director of another corporation, one of whose executive officers served on the Company's compensation committee. No executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served as a director of the Company.

                            COMPENSATION OF DIRECTORS

         Only those directors who are not employees of the Company are entitled to receive a fee, plus reimbursement for reasonable travel expenses incurred in conjunction with meetings. Under the Company's standard arrangement for compensation of directors, directors receive a retainer fee of $833 per month plus a meeting fee of $1,000 per day and $250 for each telephone meeting. The monthly retainer fee is subject to forfeiture on a six-month prospective basis if a director attends less than 75% of the meetings. In 1997 Messrs. Susskind, Carroll and Scheiber were granted options to acquire 25,000, 20,000, and 20,000 shares of stock, respectively. Such options vest over three years and are exercisable for a ten year period. However, upon achievement of the Minimum Condition and acceptance by Purchaser of the Shares tendered pursuant thereto, pursuant to the Merger Agreement, such options will immediately vest and the option holders will receive a cash payment per Share equal to the difference between the option exercise price and $5.50 per Share. Messrs. Childers and Dunn have elected to waive any right to stock options and have waived their director fees for 1998 and 1999.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table reflects as of August 25, 1999 certain information regarding the holdings of the only persons known to the Company to own beneficially five percent or more of the Company's Common Stock or the Company's Preferred Stock :

      Name and Address                                 Amount and Nature of Beneficial
    of Beneficial Owner                                          Ownership                    Percent of Class
    -------------------                                -------------------------------        ----------------
Jeffrey and Janis Susskind(1)                             1,025,037 Common Stock                    15.2%
FBO The Susskind Family Trust
100 Wilshire Boulevard, 15th Floor
Santa Monica, CA  90401

AIF-Lion Group(2)                                           911,100 Common Stock                    13.5%
c/o Apollo Advisers L.P.
Two Manhattanville Rd.
Purchase, NY  10577

Enron Capital & Trade Resources Corp.(3)(6)               2,600,000 Common Stock                    37.8%
1400 Smith Street                                      1,139,556.25 Preferred Stock                  100%
Houston, TX  77002

Oppenheimer Funds, Inc.(4)                                  394,283 Common Stock                     5.9%
Two World Trade Center
New York, NY  10048

Goldman, Sachs & Co.(5)                                     398,841 Common Stock                     5.9%
85 Broad Street
New York, NY  10004

----------
(1) Includes options to acquire 25,000 shares held by Mr. Susskind, a portion of which are vested and the remainder of which will immediately vest, pursuant to the Merger Agreement, upon achievement of the Minimum Condition and acceptance by Purchaser of the Shares tendered pursuant thereto. At such time Mr. Susskind will receive $75,000 for said options, which is equal to the difference between $5.50 per share and the option exercise price.
(2) As reported in its Schedule 13D filed with the Securities and Exchange Commission on February 27, 1995, such securities are held jointly by AIF II, L.P. and Lyon Advisors, L.P., each a Delaware limited partnership. AIF and Lyon are engaged in the business of managing investment funds while serving as advisors and representatives for its clients.
(3) Includes Warrants which are exercisable at a price of $5.50 per share on or before December 31, 2002 to acquire 150,000 shares of the Company's Common Stock, and 850,000 shares of Common Stock owned by Joint Energy Development Investments Limited Partnership, a Delaware limited partnership ("JEDI") and 1,600,000 shares of the Company's Common Stock and, 1,139,556.25 shares of Preferred Stock held by Sundance Assets, L.P. ("Sundance"), a Delaware limited partnership. Sundance, JEDI and ECT are affiliated entities. Entities that may be deemed to be control persons of JEDI are (a) Enron Capital Management Limited Partnership, a Delaware limited partnership and the general partner of JEDI ("ECMLP"), (b) Enron Capital Corp., a Delaware corporation and the general partner of ECMLP ("ECC"), and (c) ECT. ECC is a wholly owned subsidiary of ECT, and an indirect, wholly owned subsidiary of Enron Corp., an Oregon corporation. ECT is a wholly owned subsidiary of Enron Corp. Prior to the Merger, the Warrants will be canceled.
(4) In its Schedule 13G, Oppenheimer Funds, Inc. states that it is an investment advisor and that it has shared dispositive power with respect to 394,283 shares of the Company's common stock (sole voting power being held by Oppenheimer's Strategic Income Fund).

(5) In its Schedule 13G, Goldman, Sachs & Co. and the Goldman Sachs Group, L.P. in their capacity as investment advisors state that they have sole voting power as to no shares and shared voting and dispositive power as to 398,841 shares.
(6) Pursuant to a certain Shareholders Agreement entered into between the Purchaser and ECT, the shares of Preferred Stock will be purchased by the Purchaser after consummation of the Offer at a price equal to $10.10 per share of Preferred Stock.

         The following table sets forth the amounts and percentages of Common Stock beneficially owned as of August 25, 1999 by each Director of the Company, by each of the individuals named in the Summary Compensation Table and by all Directors and Executive Officers of the Company as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and does not necessarily bear on the economic incidents of ownership or the right to transfer such shares:

                                         Amount and Nature of Beneficial
                                         Ownership of Shares of Common
   Name of Individual                                 Stock                             Percent of Class
   -------------------                   -------------------------------                ----------------
B. A. Berilgen(1)                                    313,000                                   4.4%
Jonathan P. Carroll(1)                                53,333                                      *
Charles Chambers(1)                                   44,500                                      *
W. Craig Childers(2)                               2,600,000                                  37.8%
D. Bradley Dunn(2)                                 2,600,000                                  37.8%
Michael A. Gerlich(1)                                 85,000                                   1.3%
David H. Scheiber(1)                                  20,000                                    *
Jeffrey E. Susskind(1)(3)                          1,025,037                                  15.2%
All Directors and Executive Officers
as a Group (8 persons including those
named above)                                       4,140,870                                  56.3%

----------
*        Less than 1%

(1)      Includes 300,000, 20,000, 40,000 60,000, 20,000 and 25,000 options held by Messrs. Berilgen, Carroll, Chambers, Gerlich, Scheiber and Susskind, respectively, which will fully vest, pursuant to the Merger Agreement, immediately upon Purchaser acquiring the Minimum Condition. With respect to the above referenced options, 116,667, 13,333, 5,000, 40,000, 13,333 and 16,667, respectively, are currently vested and exercisable.
(2) Messrs. Childers and Dunn are employees of ECT. However, Messrs. Childers and Dunn disclaim beneficial ownership of any shares owned directly or indirectly by ECT and its affiliates. ECT also owns 100% of the Preferred Stock to which Messrs. Childers and Dunn also disclaim beneficial ownership. For information concerning the Common Stock and Warrants owned directly or indirectly by ECT and its affiliates, see footnote (3) to the previous table. This does not include the Warrants being canceled as set forth in the above referenced footnote.
(3) Includes 1,000,037 shares held by The Susskind Family Trust which is controlled by Mr. Susskind and his wife.


                        EXECUTIVE OFFICERS OF THE COMPANY

         For information regarding the Executive Officers of the Company, see "Directors of the Company" above. Pursuant to the Company's Bylaws, the officers serve at the discretion of the Board and may be removed, with or without cause, at any time.

                              EMPLOYMENT AGREEMENTS

         The Company entered into an Employment Agreement dated and effective as of June 5, 1997 which was subsequently amended in 1998, with Mr. B. A. Berilgen (the "Berilgen Agreement"). Pursuant to the Berilgen Agreement, Mr. Berilgen hasbeen retained as President and Chief Executive Officer of the Company for a term ending December 31, 2000, which may be extended on an annual basis unless terminated by either party. Pursuant to the Berilgen Agreement, Mr. Berilgen receives a base salary of $200,000 per annum subject to the Compensation Committee's annual review, and annual discretionary bonuses. Beginning January 1, 2000, such base salary may be increased to $225,000 per annum to the extent certain financial objectives are met. As a result of the Berilgen Agreement, Mr. Berilgen was granted options to acquire 175,000 shares of the Company's Common Stock at an option exercise price of $2.50 per share. The Berilgen Agreement can be terminated at any time by the Company, but if terminated for any reason other than for "cause," the Company is obligated to pay the full amount that Mr. Berilgen is entitled to under the Berilgen Agreement with a minimum of one-year's base salary as severance. Mr. Berilgen would also be entitled to receive such payments upon a change of control which, without his consent, results in a significant diminishment in the nature of Mr. Berilgen's employment. Upon Purchaser acquiring the Minimum Condition, a change of control shall occur under the terms of the Berilgen Agreement.

         The foregoing statements are not a complete description of the Employment Agreement and are qualified in their entirety by reference to the Employment Agreement referenced as an exhibit to Schedule 14D-9.

                             EXECUTIVE COMPENSATION

         The following table sets forth certain information concerning the compensation of the Chief Executive Officer of the Company, and of the Company's most highly compensated executive officers (other than the CEO) whose total annual salary and bonus exceeded $100,000, for each of the Company's fiscal years ending December 31, 1998, 1997 and December 31, 1996. No other officers earned in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                  Long Term
                                             Annual Compensation             Compensation Awards
                                         ---------------------------         -------------------
                                                                                  Securities
                                                                                  Underlying                  All
         Name and                                                                  Options/                  Other
    Principal Position        Year       Salary($)(1)    Bonus($)(2)                SARs(#)            Compensation ($)
    -------------------       ----       ---------       -----------              ----------           ----------------
B. A. Berilgen                1998        240,000           75,000                   125,000                   --
President and CEO(3)          1997         98,000           50,000                   175,000                   --

Michael A. Gerlich (4)        1998        151,000           10,000                        --                   --
Vice-President & CFO          1997        133,000           30,000                    60,000                3,000(3)
                              1996        120,000           12,000                        --                3,000(3)

Charles Chambers(5)           1998         93,000           50,000                    40,000                   --
Vice President - Cor-
porate Development

Jon W. Wright, Jr.(6)         1998        112,000               --                        --                   --
Secretary                     1997        101,000           16,000                     3,000                   --


-------------

(1) Includes perquisites and other benefits, unless the aggregate amount of such does not exceed the lesser of either $50,000 or 10% of the total annual salary and prior year bonus reported for the named executive officer. See "Employment Agreements."

(2) Bonus was granted for year shown and paid in January following the year of grant.

(3)      Mr. Berilgen commenced his employment effective June 5, 1997.

(4) Mr. Gerlich acted as interim President from April 1997 to June 1997. The $3,000 of "All Other Compensation" represents estimated compensation value recognized related to restricted stock awards upon vesting.

(5) Mr. Chambers became an employee in June 1998. Includes amounts paid to Mr. Chambers as a consultant in 1998, prior to his becoming an employee of the Company.

(6) Mr. Wright resigned from the Company in February 1999. At such time all outstanding options were forfeited.

                        STOCK OPTION GRANTS AND EXERCISES

         The following table sets forth information concerning individual grants of stock options under the 1997 and 1998 Flexible Incentive Plans to each of the Executive Officers named in the Summary Compensation Table.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                               Individual Grants
                         -----------------------------------------------------------
                                                                                           Potential Realizable
                                                                                            Value at Assumed
                                             % of Total                                   Annual Rates of Stock
                            Number of         Options                                    Price Appreciation for
                            Securities       Granted to      Exercise                        Option Term(1)
                            Underlying      Employees in       Price      Expiration     ----------------------
         Name            Options Granted    Fiscal Year    Per Share(2)      Date           5%             10%
         -----           ----------------   ------------   ------------      -----          ---            ---
B. A. Berilgen .........     125,000(3)         40.5        $3.12(4)        12/28/08     $245,662      $622,556
Michael A. Gerlich .....           0             N/A          N/A                N/A          N/A           N/A
Charles Chambers .......      20,000             6.5        $3.00           08/04/08       37,734        95,625
                              20,000             6.5        $3.12(4)        12/28/08       39,396        99,609

Jon W. Wright, Jr.(5)          5,000             1.6        $3.75            5/15/99


----------
* Less than one percent

(1) The Company does not believe that the value estimated herein, or any other model, will necessarily be indicative of the values to be realized by an executive. Moreover, pursuant to the Merger Agreement, these options will immediately vest upon achievement of the Minimum Condition and acceptance by Purchaser of the Shares tendered pursuant thereto, whereupon the option holder will receive the difference between $5.50 per Share and the option exercise price. Accordingly, Messrs. Berilgen, Gerlich and Chambers shall receive in cash proceeds of $296,875, $0.00 and $97,500, respectively, for the options set forth in this table.
(2)      The exercise price may be paid in cash or in shares of Common Stock.
(3) Such options become exercisable pursuant to their terms at the rate of 25% per year on each of the first four anniversaries of the date of grant, provided that the officer remains employed by the Company. However, these options shall immediately vest upon achievement of the Minimum Condition and acceptance by Purchaser of the Shares tendered pursuant thereto. See footnote (1) of the table below for the amounts payable to these individuals upon vesting.
(4) The exercise price of these options increases by 10% on each anniversary of their grant.
(5) Mr. Wright resigned from the Company in February 1999. All options are forfeited to the Company, three months after such resignation.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR END VALUES

         The following table sets forth information concerning each exercise of stock options during the last completed fiscal year by each of the Executive Officers named in the Summary Compensation Table and the fiscal year end value of unexercised options.



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

                                                             Number of Securities
                                                            Underlying Unexercised         Value of Unexercised
                                                                  Options at             In-the-Money Options at
                                                            December 31, 1998 (1)       December 31, 1998 ($)(2)
                           Shares                           ----------------------      ------------------------
                         Acquired on   Value Realized
         Name            Exercise (#)        ($)          Exercisable/Unexercisable     Exercisable/Unexercisable
         -----           ------------        ----         --------------------------    -------------------------
B. A. Berilgen                0               N/A                 116,667  /  183,333         $72,917  /  $36,458
Michael A. Gerlich            0               N/A                  40,000  /   20,000          25,000  /   12,500
Charles Chambers              0               N/A                       -  /   40,000               -  /    2,500
Jon W. Wright, Jr.            0               N/A                   3,750  /    4,250               -  /        -

----------
(1) These options will immediately vest, pursuant to the terms of the Merger Agreement, upon achievement of the Minimum Condition and acceptance by Purchaser of the Shares tendered pursuant thereto. Based upon the terms of the Offer, Messrs. Berilgen, Gerlich and Chambers shall be entitled to receive the difference between the Share option price and the exercise price for each Share tendered pursuant to the Offer. Accordingly, Messrs. Berilgen, Gerlich and Chambers shall receive in cash proceeds of $821,875, $180,000 and $97,500 respectively.

(2) Based on a closing stock price on the Nasdaq Small-Cap Market of $3.12 per share on December 31, 1998.

             COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         This report is presented to stockholders on executive compensation. This report summarizes the responsibilities of certain of the Company's non-employee directors who are the members of the Compensation Committee (the "Committee"). Such Committee establishes the compensation policies and objectives that guide the development and administration of the executive compensation program and provide the basis on which the compensation for the Chief Executive Officer, corporate officers and other key executives was determined for the fiscal year ended December 31, 1998.

         During the fiscal year, the Committee was comprised of the following Board members, all of whom were non-employee directors of the Company: Jonathan
P. Carroll, W. Craig Childers, and Jeffrey E. Susskind. The Committee's responsibilities are to oversee the development and administration of the compensation program for corporate officers and subsidiary presidents, and administer the executive incentive and stock option plans. During fiscal year 1998, the Committee also reviewed market compensation trends for outside directors.

         The objective of the executive compensation program is to create strong financial incentives for corporate officers and managers to increase profits and grow revenues. The following objectives guide the Committee in its deliberations:

         o Provide a competitive compensation program that enables the Company to attract and retain key executives and Board members.

         o Assure a strong relationship between the performance results of the Company and the total compensation received.

         o Balance both annual and longer term performance objectives of the Company.

         o Encourage executives to acquire and retain meaningful levels of equity ownership in the Company.

         o Work closely with the Chief Executive Officer to assure that the compensation program supports the management style and culture of the Company.

         In addition to normal employee benefits, the executive total compensation program includes base salary, annual cash bonus compensation, and longer term stock based grants and awards.

         Section 162(m) of the Internal Revenue Code imposes a $1,000,000 limit, with certain exceptions, on the deductibility of compensation paid to each of the five highest paid executives. In particular, compensation that is determined to be "performance based" is exempt from this limitation. To be "performance based," incentive payments must use predetermined objective standards, limit the use of discretion in making awards, and be certified by the Compensation Committee made up of "outside directors." While the Committee intends to comply with the provisions of Section 162(m) with respect to the longer term stock based incentives, it believes that the use of discretion in


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


evaluating the individual contributions of corporate management is appropriate. As such, the Committee has taken no action to comply with Section 162(m) with respect to annual incentive payments. It is not anticipated that any executive will receive compensation in excess of this limit during 1999. The Committee will continue to monitor this situation and will take appropriate action if it is warranted in the future.

         The base salary objective of the Committee is to target the median of a primary comparison group for corporate officers. Primary market comparisons are made to a broad group of oil and gas companies adjusted for size and job responsibilities. Salary adjustments are based on an individual's experience, background performance during the year, the general movement of salaries in the marketplace and the Company's financial position. Similar criteria are used to determine discretionary bonuses.

         Stock ownership is encouraged through the use of stock option grants which are made on a periodic basis.

         The Chief Executive Officer participates in the executive compensation program described in this report.

         In establishing the total compensation program for Mr. Berilgen, the Committee assessed the pay levels for CEOs in similar companies in the oil and gas industry, Mr. Berilgen's efforts in seeking out growth opportunities for the Company and controlling costs, and other relevant factors.

                                         Respectfully submitted,


                                         Jonathan P. Carroll
                                         W. Craig Childers
                                         Jeffrey E. Susskind



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


                    MANAGEMENT RELATIONSHIPS AND TRANSACTIONS

         During 1997, the Company entered into a series of agreements with ECT, and Jeffrey E. Susskind, Chairman of the Board on behalf of The Susskind Family Trust ("Susskind"). Pursuant to the Company's agreements with ECT, in connection with the acquisition of producing and non-producing oil and gas properties acquired from Pioneer Natural Resources USA, Inc., ECT acquired 100% of the Company's outstanding Preferred Stock in consideration for a payment of $10,000,000, and further acquired 1,600,000 shares of Common Stock of the Company for a further and additional payment of $10,000,000. The Preferred Stock has a cumulative dividend which, if paid in cash, is in the amount of 12% per annum. However, the Company has the option to pay such dividend with additional shares of Preferred Stock. In such event, the Preferred Stock bears a dividend rate of 13.5% per annum. Shares of Preferred Stock are entitled to a liquidation preference of $10 per share plus accrued, unpaid dividends, before any distribution to holders of Common Stock on dissolution of the Company. The Preferred Stock is fully redeemable before December 15, 1998, at a premium of 105% decreasing to 100% after December 15, 2001. The Preferred Stock must be redeemed on or before December 15, 2002. In addition, upon certain defined defaults by the Company, including failure to name two directors to the Company's Board of Directors after the request of ECT or failure to pay the appropriate dividend, the Preferred Stock is immediately redeemable. In addition, at such time, the holders of the Preferred Stock will have right to elect a majority of the Board of Directors. In connection with the issuance of the Preferred and Common Stock to ECT, ECT agreed that, except in limited circumstances or with the Company's permission, it would not acquire any additional shares of the Company's Common Stock for a period of two years. In addition, ECT, the Company and Susskind agreed that Susskind would vote its shares in favor of the ECT nominees and, conversely, ECT would vote its shares in favor of Susskind's nominees to the Board. The foregoing statements are qualified in their entirety by reference to the copy of the Shareholder Agreement among ECT, the Company and Susskind, which is referenced as an exhibit to Schedule 14D-9. In connection with the transaction, ECT was also granted certain registration rights including certain demand and piggy-back registration rights. ECT's demand registration rights do not become effective until the first anniversary of the agreement, and all registration rights terminate when ECT's Common Stock ownership is reduced below 2% of the Company's outstanding shares.

         Since, pursuant to the terms of the proposed Merger Agreement, the Preferred Stock owned by ECT will be redeemed at a premium (equal to $10.10 per share of Preferred Stock), Messrs. Childers and Dunn, employees of ECT, abstained from the initial vote on the transaction to avoid any claim of their being considered "interested" directors in connection with the contemplated transactions. Thereafter, after all of the disinterested directors voted unanimously in favor of the transaction, in order to accurately state that the transaction was approved unanimously by the Board of Directors, Messrs. Childers and Dunn voted in favor of the Merger Agreement and the transactions contemplated thereunder.

         On June 12, 1997, TGX Corporation merged with and into the Company. As a result of such merger, TGX Shareholders owning Series A Senior Preferred Stock were entitled to receive .5 shares of Sheridan Common Stock for each share of TGX Series A Senior Preferred Stock they held on the date of the merger. As of such date, Susskind held 1,778,002 shares of Series A Senior Preferred Stock. In connection with the merger, all other preferred stockholders and common stockholders of TGX received no shares of Sheridan and, as a result, their interest in the assets of TGX was canceled and they received no ongoing interest in the Company. Mr. Susskind may be deemed to have had a conflict of interest in recommending to the stockholders of TGX that the merger be consummated.

                       SECTION 16(a) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's Executive Officers and Directors and persons who own more than ten percent of a registered class of the Company's equity securities to file initial reports of ownership and changes in ownership with the SEC. Such Officers, Directors and stockholders are required by Commission regulations to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to the Company and written representations from the Company's Executive Officers and Directors, the Company believes that, except as set forth below, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis. Mr. Chambers failed to timely file a Form 4 on two occasions during the 1998 fiscal year to report the acquisition of an aggregate of 4,000 shares of Common Stock.






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